UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                              FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

1(a) Name of Issuer           (b) IRS Ident. No.  (c) SEC File No. DCI
      24/7 Media, Inc.             13-2884572          0-29768
  -------------------------    -----------------   ---------------
1(d) Address of Issuer  Street      City    State   Zip    (e)Phone #
      1250 Broadway; 27th Floor	  New York    NY    10001   (212)231-7100
  ------------------------------------------------------- -----------
2(a) Name of Person for     (b) IRS       (c) Relationship
     Whose Account the          Ident.        to
     Securities are to          No.           Issuer
     Be Sold
     Porridge, LLC		06-1526221
  ------------------------  -----------   ----------------

2(d) Address Street       City         State     Zip
 500 Nyala Farm Road      Westport,    CT        06880
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.



3(a)Title of        (b) Name and          SEC USE ONLY   (c)Number
    the Class of        Address of        Broker-Dealer     of Shares
    Securities          Each Broker       File Number       or Other
    To be Sold          Through Whom                        Units to
                        the Securities                      be Sold
                        are to be
                        Offered or
                        Each Market
                        Maker who is
                        Acquiring the
                        Securities

  Common Stock          Merrill Lynch		            149,751
 			World Financial Center
			North Tower
			New York, NY 10281
 -----------------    -------------------   ----------   ------------
3(d) Aggregate       (e) Number of    (f) Approximate  (g)Name of
     Market Value        Shares or       Date of Sale     Each
                         Other Units     (Mo. Day Yr.)    Securities
                         Outstanding                      Exchange

     5,091,534		 20,170,000      7/22/99  	  OTC
-----------------    ---------------  ---------------  --------------



TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of     Date you      Nature of Acquisition   	 Name of Person
the Class    Acquired      Transaction             	 From Whom Acquired

Common        4/9/98    Merger of Interactive 	         24/7 Media, Inc.
                        Imaginations, Inc. (prior
                        Holding) with 24/7 Media, Inc.
---------    --------   -------------------------  ------------------

Amount of    Date of    Nature of Payment
Securities   Payment
Acquired

383,551	     4/9/98		N/A
----------   -------    -------------------------

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address         Title of     Date   Amount of     Gross
Of Seller                Securities   of     Securities    Proceeds

Porridge, LLC		Common Stock  4/14/99    23,600   1,482,030.59
500 Nyala Farm Road	Common Stock  4/16/99    11,700	    615,721.22
Westport, CT 06880      Common Stock  4/21/99    89,000   4,185,945.90
			Common Stock  4/22/99    45,000	  2,256,655.50
			Common Stock  4/24/99    15,000	    690,234.00
			Common Stock  4/26/99    32,500   1,633,407.75
			Common Stock  7/19/99    17,000	    630,820.70
------------------------  ----------  -----    ----------  ---------
Remarks:






                                The person for whose account the
                                Securities to which this notice
                                relates are to be sold hereby
                                represents by signing this notice
                                that he does not know any material
                                adverse information in regard to the
                                current and prospective operations of
                                the Issuer of the securities to be
                                sold which has not been publicly
                                disclosed.

   7/22/99                         /S/ Arthur J. Samberg
----------------------------    -------------------------------------
     Date of Notice                        Signature